Exhibit (a)(1)(i)

Offer to Purchase

GTJ REIT, Inc.

60 Hempstead Avenue, Suite 718

West Hempstead, New York 11552

Offer to Purchase Up to $5 Million of Shares of Common Stock, or 425,531 Shares,

at a Purchase Price of $11.75 per Share

The Offer, proration period and withdrawal rights will expire at

12:00 Midnight, New York City Time, on March 18, 2020,

unless the Offer is extended or withdrawn.

Dear Stockholder:

GTJ REIT, Inc. (the “Company” or “GTJ”), a real estate investment trust for U.S. federal income tax purposes (a “REIT”), is offering to acquire up to $5 Million of shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), or 425,531 Shares, from the holders (“Holders”) of the Shares at a purchase price equal to $11.75 per Share, in cash (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal (“Letter of Transmittal”), as each may be supplemented or amended from time to time (which together constitute this “Offer”). This Offer will expire at 12:00 midnight, New York City Time, on March 18, 2020, or such other date to which this Offer may be extended (the “Expiration Date”).

This Offer to Purchase is not conditioned upon any minimum number of Shares being tendered. Because of the “odd lot” priority and proration provisions described in this Offer to Purchase, however, less than all of the Shares tendered may be purchased if more than $5 million in the aggregate value of Shares are properly tendered and not properly withdrawn.

Only Shares properly tendered and not properly withdrawn will be eligible to be purchased. Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

The Shares are not listed on a national securities exchange, and there is no established trading market for the Shares. Thus, there are no historical trading prices for the Shares. On March 20, 2019, the board of directors, including all of the board’s independent directors, unanimously approved an estimated net asset value per share (the “NAV per Share”) of $15.09 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value (“NAV”), divided by the number of Shares issued and outstanding on an as adjusted fully diluted basis, calculated as of December 31, 2018. The Purchase Price is lower than the NAV per Share.

Subject to complying with applicable law, we reserve the right, in our sole discretion, to change the Purchase Price and to increase the total dollar amount of Shares sought in the Offer. In accordance with rules promulgated by the Securities and Exchange Commission (the “SEC”), we may increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $3.2 million, for a total Offer size of approximately $8.2 million.

While our board of directors has unanimously approved the Offer, neither the Company, our board of directors, nor American Stock Transfer and Trust Co., LLC (“AST” or the “Depositary”) in its capacity as Depositary or Paying Agent for this Offer, makes a recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make his or her decision whether to tender Shares, and if so, how many Shares to tender. Stockholders are urged to evaluate carefully all information in the Offer to Purchase, the Letter of Transmittal and the Schedule TO, including our most recent annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, which are incorporated herein by reference and can be found in the “Investor Relations” section of our website, www.gtjreit.com, and consult with their own investment and tax advisors and make their own decisions whether to tender or refrain from tendering their Shares.

No person has been authorized to make any recommendation on behalf of the Company, our board of directors, or AST as the Depositary and Paying Agent, or any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, any recommendation and any information and representation must not be relied upon. This Offer has been neither approved nor disapproved by the SEC, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the accuracy or adequacy of the information contained or incorporated by reference in this Offer to Purchase. Any representation to the contrary is a criminal offense.

IMPORTANT

The procedures required to tender your Shares in this Offer depend on how you hold your Shares.

If your Shares are registered in your name (for example, you are an individual who is the record and beneficial owner of the Shares) and you would like to tender all or a portion of your Shares, you must properly complete and sign a Letter of Transmittal, together with any other required documents, and deliver them to AST as follows:

If delivering by hand, express mail, courier,

or other expedited service:

American Stock Transfer & Trust Co., LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

By mail: American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department P.O. BOX 2042 New York, NY 10272-2042

If you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and you are not the holder of record on the Company’s books, you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares.  STOCKHOLDERS HOLDING THEIR SHARES THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY, CUSTODIAN (SUCH AS AN IRA ACCOUNT) OR OTHER NOMINEE MUST NOT DELIVER A LETTER OF TRANSMITTAL DIRECTLY TO THE DEPOSITARY (AMERICAN STOCK TRANSFER).  The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary on your behalf.  Such stockholders are urged to consult such broker, dealer, commercial bank, trust company, custodian or other nominee as soon as possible if they wish to tender Shares.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which this Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, subject to the restriction below, (ii) upon the occurrence of any of the conditions specified in Section 13 of this Offer prior to the Expiration Date, to terminate this Offer and not accept for payment any Shares, and (iii) to amend this Offer in any respect prior to the Expiration Date. Notice of any such extension, termination, or amendment will promptly be disseminated to Holders in a manner reasonably designed to inform Holders of such change in compliance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder. In the case of an extension of this Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 A.M., New York City Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

Questions regarding this Offer to Purchase or the Letter of Transmittal, and requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal, may be directed to GTJ REIT, Inc. by phone at (516) 693-5500 or by mail at 60 Hempstead Avenue, Suite 718, West Hempstead, NY 11552; Attention: Stuart Blau.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THIS OFFER.

February 13, 2020

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

WITH THE EXCEPTION OF HISTORICAL INFORMATION, THIS OFFER TO PURCHASE, INCLUDING INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS OFFER TO PURCHASE, CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON CERTAIN ASSUMPTIONS AND DESCRIBE OUR FUTURE PLANS, STRATEGIES AND EXPECTATIONS, ARE GENERALLY IDENTIFIABLE BY USE OF THE WORDS “MAY”, “WILL”, “BELIEVE”, “EXPECT”, “INTEND”, “ANTICIPATE”, “ESTIMATE”, “PROJECT”, OR SIMILAR EXPRESSIONS OR VARIATIONS THEREOF. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH ARE, IN SOME CASES, BEYOND OUR CONTROL AND WHICH COULD MATERIALLY AFFECT ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS. YOU SHOULD NOT PUT UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS. YOU SHOULD UNDERSTAND THAT MANY IMPORTANT FACTORS, INCLUDING THOSE DISCUSSED HEREIN OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, AND MANY OF WHICH ARE BEYOND OUR CONTROL, COULD CAUSE OUR RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR SUGGESTED IN ANY FORWARD-LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFER TO PURCHASE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS OR THE OBTAINING OF NEW KNOWLEDGE. YOU SHOULD READ THE RISK FACTORS AFFECTING US DISCUSSED UNDER “ITEM 1A. RISK FACTORS” OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018, AS SUPPLEMENTED BY OUR SUBSEQUENT  EXCHANGE  ACT REPORTS.

SUMMARY TERM SHEET

GTJ REIT, Inc., a Maryland corporation and a real estate investment trust for U.S. federal income tax purposes (a “REIT”), is offering to purchase up to $5 Million of shares of the Company’s common stock (the “Shares”), for $11.75 per Share in cash, or 425,531 Shares, less any applicable withholding taxes and without interest (this “Offer”). This Offer will expire at 12:00 midnight, New York City Time, on March 18, 2020, or such other date to which this Offer may be extended (the “Expiration Date”). The following are some of the questions that you, as a holder (a “Holder”) of the Shares may have, and the answers to those questions. We urge you to read carefully this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the documents incorporated herein by reference. We have included section references to direct you to a more complete description of the topics contained in this summary. We refer to GTJ REIT, Inc. as “we” or “us,” or “GTJ” or the “Company” in this Offer to Purchase.

Who is offering to purchase my Shares?

GTJ REIT, Inc. a Maryland corporation, is offering to purchase your Shares. We are a real estate investment trust, or “REIT,” focused primarily on the acquisition, ownership, management, and operation of commercial real estate located in New York, New Jersey, Connecticut and Delaware. The principal offices of the Company are located at 60 Hempstead Avenue, Suite 718, West Hempstead, New York 11552, and its telephone number is (516) 693-5500. See This Offer — Section 8 for additional information regarding the Company.

Why is GTJ making this Offer?

The Offer is designed to provide limited liquidity to the Holders of our Shares, for which there is no current public market. The Shares are not traded on a national securities exchange, and as more fully described below under “—Sales under the SRP,” the Company’s existing share redemption program (“SRP”) has been oversubscribed since inception in January of 2017. Although no assurance can be made, our board of directors hopes the Offer will provide limited liquidity to our shareholders who have otherwise been unable to liquidate their Shares in the SRP or otherwise.

The board acknowledges that each Holder must evaluate whether to tender his or her Shares in the Offer and that because there is no trading market for the Shares an individual Holder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the board believes that in making a decision as to whether to tender his or her Shares in the Offer, each Holder should keep in mind that (a) the board has the right to amend, suspend or terminate the SRP at any time (and there are limitations on the redemption of Shares under the SRP), (b) the board may have the right to amend, extend or terminate this Offer and (c) the board makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of providing liquidity to the Holders for their Shares.

How many Shares will the Company purchase? What will be the form of payment?

We are offering to purchase for cash up to $5 million of our Shares at a purchase price equal to $11.75 per Share, subject to the terms and conditions of the Offer. In accordance with rules promulgated by the SEC, we may increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer. Properly tendering Shares assures you that at least a portion of your Shares will be purchased so long as we purchase Shares under the Offer (subject to provisions relating to “odd lot” priority and proration described in This Offer — Section 3).

The Company will announce the preliminary results of the Offer through an amendment to the Schedule TO, including the expected proration factor, and pay the Purchase Price in cash, less any applicable withholding taxes and without interest, for the Shares accepted for payment promptly after the Expiration Date. If the Company is required to pro rate, however, we expect it may take at least five business days after the Expiration Date to calculate the final proration factor and begin paying for Shares accepted for payment.

GTJ will pay for Shares that are properly tendered and not properly withdrawn by depositing the Purchase Price in cash with AST, the depositary and paying agent for the Offer, which will act as agent for the purpose of receiving payments from the Company and transmitting payments to the Holders. In all cases, payment for tendered Shares will be made only after timely receipt by AST in its capacity as the Depositary of a properly completed and duly executed Letter of Transmittal and any required signature guarantees and other documents required by the Letter of Transmittal.

How was the offer size and Purchase Price determined?

We determined the offer size for the Offer to be $5 Million based on discussions between our management and our board of directors. One of the Company’s key objectives is to continue to grow our asset base while providing enhanced liquidity for our stockholders. In evaluating the offer size for the Offer, our management and our board of directors considered many factors with this objective in mind, including our current liquidity profile, acquisition opportunities, and the number of share redemption requests received under the SRP over the last couple of years.

Overall, we believe that the Offer is a prudent use of our financial resources given our business profile, capital structure, assets and the most recent Estimated NAV per Share. We further believe that investing in our own Shares at a price less than our current Estimated NAV per Share is a prudent use of our capital.

We determined the Purchase Price for the Offer based on discussions between our management and our board of directors. Our board considered, among other things, the fact that the Company’s SRP has been over-subscribed since inception so there is more demand for liquidity than we currently can meet, and the Purchase Price is 78% of the Estimated NAV per Share, the amount of monies that we would have available to fund the Offer, the likelihood that stockholders would tender at $11.75 and the potential accretion to earnings and to the Company’s net asset value at the price point compared to the risk-adjusted returns available from reinvesting in new assets. Our board also took note of the price offered in recent tender offers commenced by a third-party as well as the price at which Shares are being offered and sold in secondary market transactions reported by third-parties. Management noted that these secondary market transactions are small in relation to the number of Shares outstanding and there is no assurance that all transactions are reported or that the transactions reported are being accurately reported.

Based on all of these factors, our board and management arrived at the price of $11.75 per Share, which we believe is an acceptable price for which our stockholders might sell their Shares pursuant to the Offer and is at a price which we can make purchases that will constitute a prudent use of the Company’s financial resources.

What is the most recent estimated net asset value per Share?

On March 20, 2019, the board of directors, including all of the board’s independent directors, unanimously approved an estimated net asset value per share (the “NAV per Share”) of the Shares of $15.09 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value (“NAV”), divided by the number of Shares issued and outstanding on an as adjusted fully diluted basis, calculated as of December 31, 2019.  For a description of the methodologies and assumptions used to value the Company’s assets and liabilities in connection with the calculation of the Estimated NAV per Share, see the Company’s Current Report on Form 8-K filed with the SEC on March 20, 2019, which is incorporated herein by reference and can be found in the “Investor Relations – SEC Filings” section of the Company’s website, www.gtjreit.com.  In late first quarter or early second quarter of 2020, the Company expects to receive its annual valuation as of December 31, 2019. The Purchase Price is below the NAV per Share.

What liquidity options are available other than this Offer?

Sales under the SRP

On November 8, 2016, the board of directors approved the SRP authorizing redemption of Shares, subject to certain conditions and limitations set forth in the SRP. The following is a summary of terms and provisions of the SRP:

•

the Company will redeem the Shares on a semi-annual basis (each redemption period ending on May 31st and November 30th of each year), at a specified price per share (which price will be equal to 90% of its net asset value per share for the most recently completed calendar year, subject to adjustment) up to a yearly maximum of $1.0 million in Shares, subject to sufficient funds being available.

•

the SRP will be open to all stockholders (other than current directors, officers and employees, subject to certain exceptions), indefinitely with no specific end date (although the Board may choose to amend, suspend or terminate the SRP at any time by providing 30 days advance notice to stockholders).

•

stockholders can tender their Shares for redemption at any time during the period in which the SRP is open; stockholders can also withdraw tendered Shares at any time prior to 10 days before the end of the applicable semi-annual period.

•

if the annual volume limitation is reached in any given semi-annual period or the Company determines to redeem fewer Shares than have been submitted for redemption in any particular semi-annual period due to the insufficiency of funds, the Company will redeem Shares on a pro rata basis in accordance with the policy on priority of redemptions set forth in the SRP.

•	the redemption price for the Shares will be paid in cash no later than three business days following the last calendar day of the applicable semi-annual period.
•

the SRP will be terminated if the Shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Shares develops or if the Company merges with a listed company.

•	the Company’s transfer agent, AST, acts as the redemption agent in connection with the SRP.

The first semi-annual period under the SRP commenced on June 1, 2017, and ended on November 30, 2017. Pursuant to the SRP, on December 5, 2017, the Company redeemed 79,681 Shares at a redemption price of $12.55 per Share, for aggregate consideration of $999,996.55.  The Company received redemption requests during the first semi-annual period exceeding the SRP’s $1 million per year limit.  As a result, the Company was unable to purchase all Shares presented for redemption. The Company honored the requests it received on a pro rata basis in accordance with the SRP’s terms on priority of redemptions.

The second semi-annual period under the SRP commenced on December 1, 2017 and ended on May 30, 2018. On June 5, 2018, the Company redeemed 77,399 Shares pursuant to the SRP at a redemption price of $12.92 per share, for aggregate consideration of $999,995.08. The Company received redemption requests during the second semi-annual period exceeding the SRP’s $1 million per year limit. As a result, the Company was unable to purchase all shares presented for redemption. The Company honored the requests it received on a pro rata basis in accordance with the policy on priority of redemptions set forth in the SRP, subject to giving certain priorities in accordance with the SRP.

The Company did not redeem any Shares during the third semi-annual period (June 1, 2018 to November 30, 2018) because the $1 million per year limit was met for the 2018 calendar year.

The fourth semi-annual period under the SRP commenced on December 1, 2018 and ended on May 30, 2019. On June 5, 2019, the Company redeemed 73,637 Shares pursuant to the SRP at a redemption price of $13.58 per share, for aggregate consideration of $999,990.46. The Company received redemption requests during the fourth semi-annual period exceeding the SRP’s $1 million per year limit. As a result, the Company was unable to purchase all shares presented for redemption. The Company honored the requests it received on a pro rata basis in accordance with the policy on priority of redemptions set forth in the SRP, subject to giving certain priorities in accordance with the SRP.

The Company did not redeem any Shares during the fifth semi-annual period (June 1, 2019 to November 30, 2019) because the $1 million per year limit was met for the 2019 calendar year.

The SRP has been temporarily suspended during this Offer, as required by SEC rules. No repurchases will be made under the SRP during this Offer and for ten (10) business days thereafter. Redemption requests that are submitted through the SRP during this Offer will not be accepted for consideration and will not affect your ability to participate in this Offer.

The Company will resume redemptions under the SRP for the semi-annual period running from December 1, 2019 to May 31, 2020 following ten (10) business days after the Expiration Date.  The Company will treat any unsatisfied portions of prior redemption requests as requests for redemption for the semi-annual period running from December 1, 2019 to May 31, 2020, unless such requests are withdrawn in accordance with the terms of the SRP.

Unsolicited third-party tender offers and Company’s counter-tender offers

On June 5, 2008, affiliates of MacKenzie Capital Management, L.P. (“MacKenzie”) commenced an unsolicited tender offer to purchase Shares at a price of $5.00 per Share. In response, the board of directors sent a letter to Holders recommending that they reject the offer and not tender any Shares. No Holders tendered any Shares in this first tender offer by MacKenzie’s affiliates.

On January 22, 2018, affiliates of MacKenzie commenced a second tender offer to purchase up to 750,000 Shares for cash at a purchase price equal to $6.50 per Share. In response, the Company commenced a self-tender offer described in the paragraph below and the board of directors sent a letter to Holders recommending that they reject both offers and not tender any Shares in either MacKenzie’s second tender offer or the Company’s first issuer tender offer. MacKenzie’s second tender offer and withdrawal rights expired at 11:59 p.m., Pacific Time, on March 2, 2018. No shares were tendered pursuant to MacKenzie’s second tender offer.

As noted above, on January 26, 2018, the Company commenced a self-tender offer to purchase up to 750,000 Shares for cash at a purchase price equal to $7.00 per Share. The offer and withdrawal rights expired at 12:00 midnight, New York City Time, on March 5, 2018. Pursuant to the first self-tender offer, 5,000 shares were tendered and the Company purchased these shares for $35,000 on March 8, 2018.

On February 15, 2019, affiliates of MacKenzie commenced a third tender offer to purchase up to 100,000 Shares for cash at a purchase price equal to $7.00 per share. In response, the Company commenced the self-tender offer described in the paragraph below and the board of directors sent a letter to Holders recommending that they reject both offers and not tender any Shares in either MacKenzie’s third tender offer or the Company’s second issuer tender offer. MacKenzie’s third tender offer and withdrawal rights expired at 11:59 p.m., Pacific Time, on March 22, 2019. No shares were tendered pursuant to MacKenzie’s third tender offer.

As noted above, in response to MacKenzie’s third tender offer, on February 15, 2019, the Company commenced a self-tender offer to purchase up to 100,000 Shares for cash at a purchase price equal to $8.50 per share. The offer and withdrawal rights expired at 12:00 midnight, New York City Time, on April 5, 2019. Pursuant to the third self-tender offer, 37,910 shares were tendered and the Company purchased these shares for $322,235 on April 9, 2019.

If the board of directors of the Company determines that it is advisable to do so, we may in the future make additional offers to purchase Shares from Holders in response to unsolicited tender offers or commence self-tender offers to provide additional limited liquidity to the Holders. The board of directors of the Company may decide that such an offer is advisable for the same reasons as this Offer or for other unrelated reasons. However, there can be no assurance that any additional unsolicited tender offers will be made for Shares, or that the board of directors will decide that it is advisable for the Company to respond to any future unsolicited tender offers with its own offer to purchase Shares or to commence a self-tender offer for Shares. Therefore, there can be no assurance that future offers will be made.

How do I tender my Shares?

To tender Shares, you must deliver a completed Letter of Transmittal to the Depositary, not later than the time this Offer expires. We reserve the right to reject Letters of Transmittal if not completed in good order on or prior to the Expiration Date. See This Offer — Section 4.

Until what time can I withdraw previously tendered Shares?

You can withdraw tendered Shares at any time until this Offer has expired, and, if the Company has not agreed by March 18, 2020 (or a later date as may apply, if this Offer is extended) to accept your Shares for payment, you can withdraw them at any time after that time, until the Company accepts your Shares for payment. See This Offer — Section 5.

How do I withdraw previously tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. See This Offer — Section 5.

Does the Company have the financial resources to make payment?

Yes. If all of the Shares sought are purchased, the Company’s required payment to purchase the Shares will be approximately $5,000,000.00. The Company currently has sufficient liquid net worth and access to capital to fund this Offer. See This Offer — Section 9.

How long do I have to decide whether to tender Shares in this Offer?

You will have until 12:00 midnight, New York City Time, on March 18, 2020 to tender your Shares in this Offer, unless this Offer is extended. See This Offer — Section 4.

How will I be notified if this Offer is extended?

If the Company extends this Offer, the Company will inform the Depositary of that fact and will make a public announcement of the extension, not later than 9:00 A.M., New York City Time, on the business day after the day on which this Offer was scheduled to expire. See This Offer — Section 1.

Must I tender all of my Shares to participate in the Offer?

No. Subject to the conditions described herein for odd lot holders, you may tender all of your Shares, a portion of your Shares or none of your Shares. You are able to tender your Shares regardless of how long you have owned them. See This Offer — Section 3.

What will be the effects of this Offer?

The purchase of Shares pursuant to the Offer will have the following effects:

•	Depending on how many Shares are purchased, the Offer will decrease the amount of cash the Company has available for other purposes, such as making new acquisitions.

•

Because the Purchase Price is lower than the NAV, the purchases of Shares pursuant to the Offer may have a slightly positive impact to our NAV for remaining stockholders. The positive impact may result in better overall total stockholder returns for remaining stockholders.

•	Purchases of Shares pursuant to the Offer will increase the proportionate interest of stockholders that do not tender their Shares.

•

Stockholders who tender all of their Shares will give up the opportunity to participate in any potential future benefits from owning Shares, including the right to receive any future dividends or distributions that the Company may pay.

May you amend or terminate the Offer?

Yes, we may amend or terminate the Offer in our sole discretion. The Offer is not conditioned upon the tender of any minimum number of Shares. We are not required to accept or pay for any Shares tendered unless the conditions to the Offer have been met. See This Offer — Section 13.

What if stockholders tender more than $5 million of Shares?

If more than $5 million of Shares are properly tendered and not properly withdrawn, we will purchase Shares on the following basis:

•	First, we will purchase all the Shares properly tendered and not properly withdrawn by any “odd lot holder” (a stockholder of less than 100 Shares) who tenders all of that holder’s Shares; and

•

Second, after the purchase of all the Shares properly tendered by odd lot holders, we will purchase all other Shares properly tendered on a pro rata basis with appropriate adjustments to avoid the purchase of fractional Shares.

In addition, in accordance with rules promulgated by the SEC, we may increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $3.2 million, for a total Offer size of approximately $8.2 million.

Because of the proration and “odd lot” priority provisions described in this Offer to Purchase, it is possible that the Company will not purchase all of the Shares that the Holders tender. If the Offer is oversubscribed, and a Holder is not an odd lot holder, the amount of Shares that the Company purchases from such a Holder will be prorated.

If we are required to pro rate, the Paying Agent will determine the proration factor promptly following the Expiration Date. The proration factor will be based on the ratio of (i) $5 million (or, if we increase the number of Shares accepted for payment in the Offer as described above, the increased aggregate value of Shares to be purchased pursuant to the Offer) minus the aggregate value of Shares to be purchased from odd lot holders to (ii) the product of (a) the total number of Shares properly tendered and not properly withdrawn by all stockholders (other than odd lot holders) and (b) the Purchase Price, with appropriate adjustments to avoid the purchase of fractional Shares. The number of Shares accepted for purchase for each stockholder (other than odd lot holders) will equal the number of Shares validly tendered by each stockholder multiplied by the proration factor. Because the difficulty in determining the number of Shares properly tendered and not withdrawn and because of the odd lot procedure described above, we expect that we will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least five business days after the Expiration Date. The preliminary results of any proration will be announced through publicly filing an amendment to the Schedule TO as promptly as practicable after the Expiration Date.

The number of Shares that we will purchase from a Holder pursuant to the Offer may affect the U.S. federal income tax consequences to the stockholder of the purchase and, therefore, may be relevant to a stockholder’s decision whether to tender Shares. Each stockholder should consult with their tax advisor to evaluate the tax consequences of tendering or selling Shares in the Offer. See This Offer — Section 6.

If I own fewer than 100 Shares and I tender all of my Shares, will I be subject to proration?

If you own beneficially or of record fewer than 100 Shares in the aggregate, you will not be subject to proration if (1) you properly tender all of these Shares, (2) you do not properly withdraw them before the Expiration Date, and (3) you complete the Letter of Transmittal included with this Offer to Purchase and the Odd Lot Certification Form. See This Offer — Section 3.

May I tender Shares in this Offer if I have already submitted my Shares for redemption under the SRP?

Yes, but you must first withdraw your redemption request under the SRP.  In order to withdraw your redemption request under the SRP, you must provide written notice to the Company at any time prior to ten (10) days before the end of the applicable semi-annual period under the SRP.  The Shares that are withdrawn from the SRP will remain in book-entry form, and new certificate(s) will not be sent to you, unless specifically requested in your written withdrawal request.  Once you have withdrew your request to redeem Shares under the SRP, you may then tender such Shares in this Offer.

May I tender Shares in this Offer for which I plan to request redemption under the Company’s SRP?

No. Redemption requests under the SRP will not be accepted while we are conducting this Offer or any other self-tender offer for Shares. The SRP has been temporarily suspended during this Offer as required by SEC rules. No repurchases will be made under the SRP during this Offer and for ten (10) business days thereafter.  SRP redemption requests that are submitted through the SRP during this Offer will not be accepted for consideration and will not affect your ability to participate in this Offer.  If you have previously submitted Shares for redemption under the SRP and would like to tender such Shares in this Offer, you must first withdraw such Shares from the SRP as described in the question above.

If I tender my Shares, and the Company accepts the Shares I tender, will I receive distributions accrued before my Shares are accepted?

Yes, you will be entitled to receive any distributions that accrue prior to the date on which Shares are accepted for payment pursuant to the Offer. Distributions declared by our board of directors will accrue on all Shares. For Shares validly tendered, distributions will cease to accrue on the date that such Shares are purchased through the Offer. Shares purchased in the Offer will therefore no longer be eligible to receive distributions except for any distributions declared to stockholders of record on a date prior to the date that we accept those Shares for payment. Distributions will continue to accrue in accordance with current practice for Shares not tendered or not accepted for purchase.

What are the most significant conditions to this Offer?

Our obligation to accept for payment and pay for your tendered Shares depends upon a number of conditions that must be satisfied or waived on or prior to the Expiration Date, including but not limited to:

•

there is no threatened or pending action, suit or proceeding by any third party, including any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

o

challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of this Offer, the acquisition by us of some or all of the Shares contemplated to be acquired pursuant to this Offer or any other matter relating to this Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by this Offer;

o

in our reasonable judgment, could be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our ability to purchase some or all of the Shares pursuant to this Offer;

o	makes our purchase of, or payment for, some or all of the Shares pursuant to this Offer illegal, or otherwise restrict or prohibit consummation of this Offer; or

o	materially impairs the contemplated benefits to us of this Offer;

•

there has not occurred any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects or the benefits to us of this Offer, including, but not limited to, the following:

o	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

o	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

o

the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States;

o

any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

o

a change in the tax law or regulations, the effect of which, in our reasonable judgment, would be to materially change the tax consequences of this Offer in any manner that would reasonably be expected to materially and adversely affect us; or

o	in the case of any of the foregoing existing at the time of the commencement of this Offer, a material acceleration or worsening thereof;

•

no tender or exchange offer for any or all Shares, or any merger, acquisition, business combination or other similar transaction with or involving us or our subsidiaries, has been proposed, announced or commenced by any person or has been publicly disclosed, and we have not entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•

no entity, no “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC);

•

no entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of this Offer), beneficial ownership of an additional 2% or more of our outstanding Shares;

•

no new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

•

no person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•

no action has been taken and no statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to this Offer or us by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

o	indicates that any approval or other action of any such court, agency or authority may be required in connection with this Offer or the purchase of Shares thereunder;

o	could reasonably be expected to prohibit, restrict or delay consummation of this Offer; or

o	otherwise could reasonably be expected to materially adversely affect our business or prospects, or the benefits to us of this Offer;

•

no change or changes have occurred in our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or future business prospects that, in our reasonable judgment, has a material adverse effect on our business or prospects, or the benefits to us of this Offer;

•

no approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with this Offer shall have been obtained on terms not satisfactory to us in our reasonable discretion; or

•	we shall not have determined that the consummation of this Offer and the purchase of the Shares may cause the Shares to become eligible for deregistration under the Exchange Act.

In addition, if completing this Offer on its current or amended terms, or at all, may cause us to fail to qualify for taxation as a REIT for U.S. federal income tax purposes, we may terminate or amend this Offer or postpone the acceptance of Shares for payment.

If any of the conditions referred to above is not satisfied, we may:

•	terminate this Offer and return all tendered Shares to the tendering Holders,

•	extend this Offer and, subject to withdrawal rights as set forth in Section 5, retain all of the tendered Shares until the expiration of this Offer as so extended,

•

waive the condition and, subject to any requirement to extend the period of time during which this Offer is open, purchase all the Shares validly tendered and not withdrawn prior to the Expiration Date, or

•	delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to this Offer.

Each of these conditions is for our sole benefit and may be asserted or waived by us, in whole or in part, at any time and from time to time in our discretion prior to the Expiration Date. This Offer is not conditioned upon on any minimum number of Shares being tendered.  Please see the discussion in This Offer — Section 13.

How do I tender Shares that are registered in my name?

If you would like for us to purchase all or a portion of your Shares that are registered in your name, you must properly complete and sign the Letter of Transmittal enclosed herein according to its instructions and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to AST in its capacity as the Depositary at the appropriate address shown on the cover page of the Letter of Transmittal.

Unless the Offer is extended, the completed and executed Letter of Transmittal must be received before 12:00 midnight, New York City Time on the Expiration Date. See This Offer — Section 4.

How do I tender Shares that I hold through a broker, dealer, commercial bank, trust company, custodian or other nominee?

If your Shares are held through a broker, dealer, commercial bank, trust company, custodian or other nominee, you are not the holder of record on our books and you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares. Stockholders holding their Shares through such broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal directly to the Depositary. The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary on your behalf. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted. See This Offer — Section 4.

Will I have to pay brokerage fees and commissions if I tender my Shares?

No, if you are the holder of record of your Shares and you tender your Shares directly, you will not incur any brokerage fees or commissions. If you hold your Shares through a broker, dealer, commercial bank, trust company, custodian or other nominee and that person tenders Shares on your behalf, that person may charge you a fee for doing so. We urge you to consult your broker, dealer, commercial bank, trust company, custodian or other nominee to determine whether any such charges will apply.

Will there be any tax consequences to me if I tender my Shares?

Yes. If we accept your tender of Shares, you will be treated as either having sold or exchanged those Shares in a taxable transaction or, under certain circumstances, having received a distribution with respect to those Shares that is treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits. You should consult your tax advisor regarding the tax consequences of tendering your Shares. See This Offer — Section 6.

What is the accounting treatment of the Offer for the Company?

The purchase of Shares pursuant to the Offer will reduce our stockholders’ equity in an amount equal to the aggregate Purchase Price of the Shares purchased, and, either in whole or in part, and also equal to the aggregate Purchase Price of the Shares purchased, reduce our total cash and/or increase our indebtedness in an amount equal to the amount of monies drawn on our credit facility, if any, to fund all or a portion of the Purchase Price.

Are there any governmental or regulatory approvals, consents or filings to be made or obtained in connection with the Offer?

We are not aware of any approval or other action by any governmental, administrative or regulatory authority, agency or body required for us to acquire Shares pursuant to the Offer. We intend, however, to seek any approvals or make any notice filings that may be required. We may be required to delay the acceptance for payment of, or payment for, Shares tendered in the Offer pending receipt of any approval or other action. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations pursuant to the Offer to accept for payment and pay for Shares are subject to the satisfaction of certain conditions. See This Offer — Section 13.

Whom can I talk to if I have questions about this Offer?

Questions regarding this Offer to Purchase or the Letter of Transmittal, and requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal, may be directed to GTJ REIT, Inc. by phone at (516) 693-5500 or by mail at 60 Hempstead Avenue, Suite 718, West Hempstead, NY 11552; Attention: Stuart Blau.

THIS OFFER

1.	Terms of this Offer.

Upon the terms and subject to the conditions set forth in this Offer, the Company will accept for payment and pay for up to 425,531 Shares that are validly tendered and not withdrawn before the Expiration Date. “Expiration Date” means 12:00 Midnight, New York City Time, on March 18, 2020, unless extended, in which event “Expiration Date” means the latest time and date at which this Offer, as so extended, shall expire.

This Offer is subject to the conditions set forth in Section 13. If any such condition is not satisfied, we may:

•	terminate this Offer and return all tendered Shares to the tendering Holders,
•	extend this Offer and, subject to withdrawal rights as set forth in Section 5, retain all such Shares until the expiration of this Offer as so extended,
•

waive such condition and, subject to any requirement to extend the period of time during which this Offer is open, purchase all Shares validly tendered and not withdrawn prior to the Expiration Date, or

•	delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to this Offer.

Subject to any applicable rule and regulation of the SEC, the Company expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which this Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to this Offer and subject to the right of a tendering Holder to withdraw Shares.

Subject to any applicable rule and regulation of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company expressly reserves the right to (i) terminate or amend this Offer if any of the conditions set forth in Section 13 have not been satisfied or (ii) waive any condition or otherwise amend this Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below. Rule 14e-1(c) under the Exchange Act requires the Company to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of this Offer.

If the Company increases or decreases the number of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to this Offer and this Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, this Offer shall be extended until the expiration of such period of 10 business days. If the Company makes any other material change in the terms of or information concerning this Offer or waives a material condition of this Offer, the Company will extend this Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of this Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the number of shares that must be tendered is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. “Business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City Time.

If the Company extends this Offer, is delayed in accepting for payment, or paying for, Shares or is unable to accept for payment, or payment for, Shares pursuant to this Offer for any reason, then, without prejudice to its rights under this Offer, the Depositary may, on the Company’s behalf, retain all Shares tendered, and such Shares may not be withdrawn except as provided in Section 5. The Company’s reservation of the right to delay acceptance for payment of, or payment for, Shares is subject to applicable law, which requires that the Company pay the consideration offered or return Shares deposited by or on behalf of Holders promptly after the termination or withdrawal of this Offer.

Any extension, delay, termination, waiver or amendment of this Offer will be followed as promptly as practicable by a public announcement thereof in accordance with applicable law. In the case of an extension of this Offer, we will make a public announcement of such extension no later than 9:00 A.M., New York City Time, on the next business day after the previously scheduled Expiration Date.

Purchases from Officers and Directors  of the Company. We have been advised that none of our directors or executive officers intend to tender any Shares in this Offer. After expiration or termination of this Offer, our directors and executive officers may, subject to applicable law and applicable policies and practices of the Company, buy or sell Shares from time to time at prices that may be more or less favorable than the purchase price to be paid to our stockholders in this Offer.

2.	Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of this Offer, promptly after the Expiration Date, the Company will accept for payment and pay for Shares validly tendered and not withdrawn before the Expiration Date. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, the Company reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment of, or payment for, Shares in anticipation of any governmental or regulatory approvals. For a description of its right to terminate this Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 13. If the Company increases the consideration to be paid for Shares pursuant to this Offer, it will pay such increased consideration for all Shares purchased pursuant to this Offer.

The Company will pay for Shares accepted for payment pursuant to this Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to this Offer will be made only after timely receipt by the Depositary of (i) a properly completed and duly executed Letter of Transmittal and (ii) any other required documents. We reserve the right to reject Letters of Transmittal if not completed in good order on or prior to the Expiration Date. For a description of the procedure for tendering Shares pursuant to this Offer, see Section 4. Accordingly, payment may be made to tendering Holders at different times if delivery of the Letters of Transmittal and other required documents occurs at different times. Under no circumstances will the Company pay interest on the consideration paid for Shares pursuant to this Offer, regardless of any delay in making such payment.

For purposes of this Offer, the Company shall be deemed to have accepted for payment tendered Shares when, as and if it gives oral or written notice of our acceptance to the Depositary.

If any tendered Share is not purchased for any reason, the Letter of Transmittal with respect to such Shares not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Shares tendered pursuant to any Offer is delayed or the Company is unable to accept for payment, purchase or pay for Shares tendered pursuant to this Offer, then, without prejudice to its rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Company, retain tendered Shares, subject to any limitations of applicable law, and such Shares may not be withdrawn except to the extent that the tendering Holders are entitled to withdrawal rights as described in Section 5. If, prior to the Expiration Date, the Company increases the consideration offered to Holders pursuant to this Offer, such increased consideration shall be paid for all Shares accepted for payment pursuant to this Offer, whether or not such Shares were tendered prior to such increase.

We may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer. If we do so, the dollar value will increase by up to approximately $3.2 million, for a total Offer size of approximately $8.2 million.

3.	Priority; Odd-lots; Proration.

The Company is offering to purchase up to 425,531 Shares. If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 425,531 Shares, it will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of this Offer. However, in the event that more than 425,531 Shares are so tendered and not withdrawn, the Company will accept for payment, and pay for, 425,531 Shares so tendered from tendering Holders (who do not elect the ‘Decline Partial Tender’ option) on a pro rata basis, according to the number of Shares so tendered.

Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than
$5 million, the Company first will purchase all Shares tendered by any Odd Lot Holder (as defined below) who: (1) properly completes and submits the Letter of Transmittal and the Odd Lot Certification Form included with this Offer to Purchase, and (2) properly tenders all Shares owned beneficially or of record by the Odd Lot Holder and does not properly withdraw this tender (note: tenders of less than all of the Shares owned by an Odd Lot Holder will not qualify for this preference).

Next, the Company will purchase all other Shares properly tendered and not properly withdrawn on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, as described below, until we have purchased Shares resulting in an aggregate purchase price of $5 million; provided that we may increase the number of Shares purchased by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer which, if we do so, could commensurately increase the dollar value of the Offer by up to approximately $3.2 million, for a total Offer size of approximately $8.2 million.

Odd Lots. The terms “odd lot” and “Odd Lot Holder” refer to persons who are record or beneficial owners of a total of fewer than 100 Shares. All Shares properly tendered prior to the Expiration Date by an Odd Lot Holder who is tendering all Shares owned by that Odd Lot Holder will be purchased by us in the Offer if they are not properly withdrawn This will be the case even if the Offer is oversubscribed and other tendering stockholders have the amount of their tendered Shares prorated. Odd Lot Holders should certify their status in the appropriate place on the Odd Lot Certification Form included with this Offer to Purchase.  To qualify for this preference, an Odd Lot Holder must tender all Shares owned by the Odd Lot Holder in accordance with the procedures described in Section 4. This preference is not available to partial tenders or to beneficial or record holders of 100 or more Shares in the aggregate, even if these holders have separate accounts holding fewer than 100 Shares. Any Odd Lot Holder wishing to tender all of his, her or its Shares pursuant to the Offer should complete the Letter of Transmittal and the Odd Lot Certification Form included with this Offer to Purchase.

Proration. The Paying Agent will determine the proration factor following the Expiration Date, if required. Subject to adjustments to avoid the purchase of fractional Shares, the proration factor will be based on the ratio of (i) $5 million (or, if we increase the number of Shares accepted for payment in the Offer as described above, the increased aggregate value of Shares to be purchased pursuant to the Offer) minus the aggregate value of Shares to be purchased from Odd Lot Holders to (ii) the product of (a) the total number of Shares properly tendered and not properly withdrawn by all stockholders (other than Odd Lot Holders) and (b) the Purchase Price. The number of Shares accepted for purchase for each stockholder (other than Odd Lot Holders) will equal the number of Shares validly tendered by each stockholder multiplied by the proration factor. Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn at or below the Purchase Price, we do not expect that we will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least five business days after the Expiration Date. The preliminary results of any proration will be announced through publicly filing an amendment to the Schedule TO as promptly as practicable after the Expiration Date. The Company will not pay for any Shares tendered until after the final proration has been completed.

Holders may indicate, by checking a box on the Letter of Transmittal (the ‘Decline Partial Tender’ box), that they only wish to sell their Shares if they will be able to sell all of their Shares, without any proration. If more than 425,531 Shares have been properly tendered without checking the ‘Decline Partial Tender’ box, then the above description of proration will apply only to tenders of such Shares that do not have the ‘Decline Partial Tender’ box checked.

4.	Procedure for Tendering Shares.

Valid Tender of Shares. To validly tender Shares pursuant to this Offer, the Depositary must receive at its address set forth on the back cover of this Offer to Purchase a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal on or prior to the Expiration Date. We reserve the right to reject Letters of Transmittal if not completed in good order on or prior to the Expiration Date. A Holder of Shares may tender any and all Shares owned by such Holder.

In order for a tendering Holder to participate in this Offer, Shares must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, New York City Time, on March 18, 2020, or such date to which this Offer may be extended.

If you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and you are not the holder of record on the Company’s books, you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares.  STOCKHOLDERS HOLDING THEIR SHARES THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY, CUSTODIAN (SUCH AS AN IRA ACCOUNT) OR OTHER NOMINEE MUST NOT DELIVER A LETTER OF TRANSMITTAL DIRECTLY TO THE

DEPOSITARY (AMERICAN STOCK TRANSFER).  The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary on your behalf.  Such stockholders are urged to consult such broker, dealer, commercial bank, trust company, custodian or other nominee as soon as possible if they wish to tender Shares.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Holder and delivery will be deemed made only when actually received by the Depositary.

The tender of Shares will constitute your acceptance of this Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal, and to execute, deliver and perform the Letter of Transmittal and any other documents required by the Letter of Transmittal. The Company’s acceptance for payment of Shares tendered by you pursuant to this Offer will constitute a binding agreement between the Company with respect to such Shares, upon the terms and subject to the conditions of this Offer.

Signature Guarantee. The signature or signatures on the Letter of Transmittal must be guaranteed by an eligible guarantor institution.

Determination of Validity. The Company will determine, in its sole discretion, all questions as to whether Letters of Transmittal and any other documents required by the Letter of Transmittal are in good order, including the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and the Company’s determination shall be final and binding, subject to tendering Holders’ right to bring any dispute with respect thereto before a court of competent jurisdiction. The Company reserves the absolute right to reject any or all tenders of Shares that it determines not to be in proper form or the acceptance for payment of, or payment for, Shares, which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of Shares. None of the Company, its affiliates, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Withdrawal Rights.

You may withdraw tenders of Shares made pursuant to this Offer at any time before 12:00 midnight, New York City Time, on the Expiration Date. In addition, in accordance with Rule 13e-4(f)(2)(ii) of the Exchange Act, if we have not accepted your tendered Shares for payment by April 10, 2019, the 40th business day following the commencement of this Offer, you may thereafter withdraw your tendered Shares after April 10, 2019.

For withdrawal to be effective, a written transmission notice of withdrawal must be timely received by the Depositary at the address set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, must specify the identity and quantity of Shares to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered again by following one of the procedures described in Section 4 at any time before the Expiration Date.

The Company will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding, subject to each tendering Holder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. None of the Company, its affiliates, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

6.	Material U.S. Federal Income Tax Consequences.

The following discussion is a general summary of the material U.S. federal income tax consequences related to the tender of Shares pursuant to this Offer. It does not contain any discussion of state, local or non-U.S. tax consequences. You should consult your tax advisor for a complete description of the federal, state, local and non-U.S. tax consequences to you of tendering Shares pursuant to this Offer.

This summary is based upon the Code, the Treasury Regulations, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax consequences described below.

This summary of the material U.S. federal income tax consequences applies to you only if you hold Shares as a “capital asset” (generally, property held for investment). Special rules not discussed here may apply to you if you are (i) a broker-dealer or a dealer in securities or currencies, (ii) an S corporation, (iii) a partnership or other pass-through entity, (iv) a bank, thrift or other financial institution, (v) a regulated investment company or a REIT, (vi) an insurance company, (vii) a tax-exempt organization, (viii) a person that is not a U.S. stockholder, as defined below, (ix) subject to the alternative minimum tax provisions of the Code, (x) holding Shares as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction, (xi) holding Shares through a partnership or other pass-through entity, or (xii) a U.S. person whose “functional currency” is not the U.S. dollar.

This summary is for general information purposes only and is not tax advice.

The balance of this summary applies only to U.S. stockholders that are not tax-exempt organizations. For these purposes, a “U.S. stockholder” is a beneficial owner of Shares that for federal income tax purposes is:

•	a citizen or resident of the United States;
•

a corporation or partnership (including an entity treated as a corporation or partnership for federal tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate, the income of which is subject to federal income taxation regardless of its source; or
•

a trust if either a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or it has a valid election in place to be treated as a U.S. person.

If a partnership, including any entity that is treated as a partnership for federal tax purposes, holds Shares, the federal income tax treatment of the partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Shares, you should consult your tax advisor regarding the tax consequences of tendering Shares held by the partnership.

STOCKHOLDERS WHO ARE NOT U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES AND ANY APPLICABLE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THIS OFFER.

Generally. A sale of Shares pursuant to this Offer will constitute a “redemption” under the Code and will be a taxable transaction for federal income tax purposes. If the redemption qualifies as a sale of Shares by a U.S. stockholder under Section 302 of the Code, the U.S. stockholder will recognize gain or loss equal to the difference between (i) the cash received pursuant to this Offer and (ii) the U.S. stockholder’s adjusted tax basis in the Shares surrendered pursuant to this Offer. If the redemption does not qualify as a sale of Shares under Section 302 of the Code, the U.S. stockholder will not be treated as having sold Shares but will be treated as having received a distribution from us in an amount up to the amount of the cash received pursuant to this Offer. If a U.S. stockholder is treated as receiving a distribution from us, the U.S. stockholder will generally be taken into account as ordinary income dividend to the extent of our current or accumulated earnings and profits, unless we designate the dividend as a capital gain dividend.

As described below, whether a redemption qualifies for sale treatment will depend largely on the total number of the U.S. stockholder’s Shares (including any Shares constructively owned by the U.S. stockholder) that are purchased in this Offer and any Shares acquired or disposed of in a transaction that, for federal income tax purposes, is integrated with this Offer.

Sale Treatment. Under Section 302 of the Code, a redemption of Shares pursuant to this Offer will be treated as a sale of such Shares for federal income tax purposes if such redemption (i) results in a “complete redemption” of all of the U.S. stockholder’s stock in us, (ii) is “substantially disproportionate” with respect to the U.S. stockholder, or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder. For purposes of these tests, Shares shall be deemed to include all common stock of the Company. In determining whether any of these three tests under Section 302 of the Code is satisfied, a U.S. stockholder must take into account not only stock that the U.S. stockholder actually owns, but also any stock that the U.S. stockholder is treated as owning pursuant to the constructive ownership rules of Section 318 of the Code. Under those rules, a U.S. stockholder generally is treated as owning (i) Shares owned by the U.S. stockholder’s spouse, children, grandchildren and parents; (ii) Shares owned by certain trusts of which the U.S. stockholder is a beneficiary, in proportion to the U.S. stockholder’s interest; (iii) Shares owned by any estate of which the U.S. stockholder is a beneficiary, in proportion to the U.S. stockholder’s interest; (iv) Shares owned by any partnership or S corporation in which the U.S. stockholder is a partner or stockholder, in proportion to the U.S. stockholder’s interest; (v) Shares owned by any non-S corporation of which the stockholder owns at least 50% in value of the stock; and (vi) Shares that the U.S. stockholder has an option or similar right to acquire. A U.S. stockholder that is a partnership or S corporation, estate, trust or non-S corporation is treated as owning stock owned (as the case may be) by partners or S corporation stockholders, by estate beneficiaries, by certain trust beneficiaries, and by 50% stockholders of a non-S corporation. Shares constructively owned by a person generally are treated as being owned by that person for the purpose of attributing ownership to another person.

A redemption of Shares from a U.S. stockholder pursuant to the Offer will result in a “complete redemption” of all the U.S. stockholder’s Shares in us if either (i) we purchase all of the Shares actually and constructively owned by the U.S. stockholder, or (ii) the U.S. stockholder actually owns no Shares after all transfers of Shares pursuant to this Offer, constructively owns only Shares owned by certain family members, and the U.S. stockholder is eligible for a waiver from, and does waive (pursuant to Section 302(c)(2) of the Code), constructive ownership of Shares owned by family members. Any U.S. stockholder desiring to waive such constructive ownership of Shares should consult a tax advisor about the applicability of Section 302(c)(2) of the Code.

A redemption of Shares from a U.S. stockholder pursuant to this Offer will be “substantially disproportionate” with respect to the U.S. stockholder if (a) the percentage of Shares actually and constructively owned by the U.S. stockholder compared to all Shares outstanding immediately after all redemptions of Shares pursuant to this Offer is less than 80% of the percentage of Shares actually and constructively owned by the U.S. stockholder compared to all Shares outstanding immediately before such redemptions and (b) immediately after the redemption the U.S. stockholder owns less than 50% of the total combined voting power of all classes of stock entitled to vote.

A redemption of Shares from a U.S. stockholder pursuant to this Offer will be “not essentially equivalent to a dividend” if, pursuant to this Offer, the U.S. stockholder experiences a “meaningful reduction” in his or her proportionate interest in us, including voting rights, participation in earnings and liquidation rights, arising from the actual and constructive ownership of Shares. The IRS has indicated in Revenue Ruling 76-385 that a very small reduction in the proportionate interest of a small minority stockholder who does not exercise any control over corporate affairs generally constitutes a “meaningful reduction” in the stockholder’s interest in the company where the company’s stock is widely held and publicly traded. Although our Shares are widely held, our Shares are not publicly traded. U.S. stockholders are urged to consult their tax advisers about the applicability of that ruling to this Offer.

U.S. stockholders should be aware that an acquisition or disposition of Shares as part of a plan that includes the U.S. stockholder’s tender of Shares pursuant to this Offer should be taken into account in determining whether any of the foregoing tests is satisfied. U.S. stockholders are urged to consult their own advisors with regard to whether acquisitions from or sales to third parties and a tender may be so integrated. U.S. stockholders should also be aware that their ability to satisfy any of the foregoing tests may be affected by proration pursuant to this Offer. Therefore, a U.S. stockholder can be given no assurance, even if the U.S. stockholder tenders all of his or her Shares, that we will purchase a sufficient number of such Shares to permit the U.S. stockholder to satisfy any of the foregoing tests.

If any of the foregoing three tests is satisfied, the U.S. stockholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to this Offer and the U.S. stockholder’s adjusted tax basis in the Shares sold. Such gain or loss must be determined separately for each block of Shares sold (i.e., Shares that were acquired in a single transaction). Capital gain or loss generally will be long-term capital gain or loss if, at the time we accept the Shares for payment, the U.S. stockholder held the Shares for more than one year. Long-term capital gains of individuals, estates and trusts generally are subject to a maximum U.S. federal income tax rate of 20%. Short-term capital gains of individuals, estates, and trusts generally are subject to a maximum federal income tax rate of 37%. Capital gains of corporations generally are taxed at the federal income tax rates applicable to corporate ordinary income.

Dividend Treatment. If none of the foregoing three tests under Section 302 of the Code is satisfied, the U.S. stockholder generally will be treated as having received a distribution in an amount equal to the amount of cash received by the U.S. stockholder pursuant to this Offer. That distribution will be treated as ordinary dividend income to the extent of the U.S. stockholder’s ratable share of our current or accumulated earnings and profits, unless we designate the dividend as a capital gains dividend. Such a dividend would be included in the U.S. stockholder’s gross income without reduction for the tax basis of the Shares so sold. To the extent that the distribution exceeds such U.S. stockholder’s share of our current and accumulated earnings and profits, that excess will be treated first as a tax-deferred return of capital that will reduce the U.S. stockholder’s adjusted tax basis in the Shares tendered in the Offer. Any amount of the distribution remaining after the U.S. stockholder’s adjusted tax basis has been reduced to zero will be taxable to the U.S. stockholder as capital gain. Any such gain will be long-term capital gain if the U.S. stockholder has held the Shares for more than one year as of the date we are treated as purchasing the Shares under the Offer.

Dividends paid to corporate U.S. stockholders will not qualify for the dividends received deduction generally available to corporations. In addition, our ordinary dividends generally will not qualify for the 20% tax rate on “qualified dividend income” received by taxpayers taxed as individuals. Our ordinary dividends, with limited exceptions, paid to taxpayers taxed as individuals are taxed at the higher federal income tax rate applicable to ordinary income, which is a maximum rate of 37%.  For tax years beginning after December 31, 2017, certain stockholders may be able to deduct up to 20% of “qualified REIT dividends” pursuant to Section 199A of the Code, subject to certain limitations set forth in the Code. Stockholders should consult their tax advisor with respect to whether any amount treated as a dividend pursuant to this Offer would qualify for the deduction for “qualified REIT dividends” and whether such stockholder would be eligible to claim the deduction to the extent that it is available.

Constructive Distributions. Provided that no tendering U.S. stockholder is treated as receiving a dividend as a result of this Offer, stockholders whose percentage ownership of the Company increases as a result of this Offer will not be treated as realizing taxable constructive distributions by virtue of that increase. In the event that any tendering U.S. stockholder is deemed to receive a dividend, it is possible that stockholders whose percentage ownership of the Company increases as a result of this Offer, including stockholders who do not tender any Shares pursuant to this Offer, may be deemed to receive a constructive distribution in the amount of the increase in their percentage ownership of the Company as a result of this Offer. A constructive distribution will be treated as a dividend to the extent of our current or accumulated earnings and profits allocable to it. This dividend treatment will not apply if the purchase of Shares pursuant to this Offer is treated as an “isolated redemption” within the meaning of the Treasury Regulations.

Information Reporting. Information returns will generally be filed with the IRS in connection with the gross proceeds payable to a U.S. stockholder pursuant to the Offer. A Form W-9 is attached to and must be submitted along with the related Letter of Transmittal. We will rely on the information you provide in the Form W-9 to determine whether backup withholding is required. If we have not received this information from you, then unless an exemption exists and is proven in a manner satisfactory to the Depositary, a U.S. stockholder will be subject to backup withholding on these payments. Certain stockholders (including, among others, all corporations and certain non-U.S. foreign individuals who provide an IRS Form W-8BEN) are not subject to these backup withholding and reporting requirements. The amount of any backup withholding from a payment to a U.S. stockholder will be allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability and may entitle the U.S. stockholder to a refund.

Federal income tax information reporting rules require “cost basis” for Shares involved in certain transactions to be reported to stockholders and the IRS. More specifically, upon the transfer or redemption of any Shares subject to those reporting requirements, a broker must report both the cost basis of the Shares and the gain or loss recognized on the transfer or redemption of those Shares to the stockholder and to the IRS on Form 1099-B.

In connection with the purchase of Shares pursuant to this Offer, U.S. stockholders may identify by lot the Shares that are purchased, but U.S. stockholders who do not identify specific lots in a timely manner will be transferred on a “first in/first out” basis. U.S. stockholders should consult their tax advisors regarding the consequences of the “cost basis” information reporting rules.

7.	Certain Effects of this Offer.

Loss of Future Opportunities. Holders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the Company from property operations or dispositions, and the purchase price per Share payable to a tendering Holder payable by the Company may be less than the total amount that might otherwise be received by the Holder with respect to the Shares over the remaining term of the Company.

Our available liquidity at September 30, 2019 was approximately $31.6 million, consisting of cash and cash equivalents and funds available from our Key Bank secured revolving credit facility (discussed in more detail below under Section 9). These funds are available to make this Offer and future investments. Holders that tender their Shares will not be able to participate in the potential benefit of any such investments.

Offer Price Could Undervalue the Shares. The board believes the Purchase Price of $11.75 per Share is below the current and potential long-term value of the Shares.  This belief is based on, among other things, the most recent estimated net asset value per Share (the “NAV per Share”) of $15.09 approved by the board.  The price offered by the Company is 22% below the NAV per Share. This Offer is in no way intended to suggest that $11.75 per Share is the fair value of Shares.

Use of Securities Acquired. We currently intend to cancel and retire Shares purchased pursuant to this Offer. Such Shares will return to the status of authorized and unissued common stock and will be available for us to issue without further stockholder action for all purposes except as required by applicable law.

Depositary Engagement. The Depositary, which is also our transfer agent, will act as our Depositary under an agreement that we have with them. The Depositary is otherwise unrelated to the Company. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith. The Company will pay all charges and expenses of the Depositary incurred in connection with this Offer.

Plans and Proposals. Except as disclosed herein, or as may occur in the ordinary course of its business, we have no plan to take any action that relates to or would result in any of the following:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
•	a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, other than the acquisition and disposition of properties in the ordinary course of business;
•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;
•	any change in the present board of directors or management of the Company;
•	any other material change in the Company’s corporate structure or business;
•

any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

•	the Shares becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;
•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;
•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or
•	any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

The purchase of Shares pursuant to the Offer will not result in our deregistration under the Exchange Act.

8.	Certain Information Concerning the Company.

Our Business. The Company was incorporated on June 26, 2006, under the Maryland General Corporation Law. The Company is focused primarily on the acquisition, ownership, management, and operation of commercial real estate located in New York, New Jersey, Connecticut and Delaware. The principal offices of the Company are located at 60 Hempstead Avenue, Suite 718, West Hempstead, New York 11552, and its telephone number is (516) 693-5500.

The Company elected to be treated as a REIT under the Internal Revenue Code of 1986, as amended. Under the REIT operating structure, the Company is permitted to deduct the dividends paid to its stockholders when determining its taxable income. Assuming dividends equal or exceed the Company’s taxable income, the Company generally will not be required to pay federal corporate income taxes on such income.

As of September 30, 2019, the Company’s operating partnership, GTJ Realty, LP (the “Operating Partnership”) owned and operated 48 properties consisting of approximately 5.8 million square feet of primarily industrial and office space on approximately 389 acres of land in New York, New Jersey, Connecticut and Delaware. The Operating Partnership also owns, through a joint venture, a 50% interest in a newly constructed state-of-the-art industrial building in Piscataway, New Jersey.

As of December 31, 2019, approximately 13,537,856 Shares were issued and outstanding. The Shares are not listed on a national securities exchange and there is no established trading market for the Shares.

Securities Ownership and Transactions. As shown in the chart below, as of December 31, 2019, Shares representing less than 7% of the outstanding Shares were owned beneficially by the executive officers, directors, control persons and any executive officer or director of any control person of the Company.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 60 Hempstead Avenue, Suite 718, West Hempstead, New York 11552.

Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership	Percentage of Class(5)
Paul Cooper (1)	342,997	2.5%
Louis Sheinker (2)	234,747	1.7%
Douglas Cooper (3)	205,094	1.5%
John Leahy (4)	21,973	*
Donald Schaeffer (4)	21,973	*
Stanley Perla (4)	17,955	*
David Jang (5)	5,807	*
Stuart Blau (5)	4,310	*
Brandon Konigsberg	-	*
All Executive Officers and Directors as a Group	854,856	6.2%

*	Represents less than 1.0% of our outstanding common stock.
(1)

Includes options to purchase 100,000 shares which may be purchased under the 2007 Incentive Award Plan (the “2007 Plan”), 179,369 restricted shares granted under the 2007 Plan, and 51,631 restricted shares granted under the 2017 Incentive Award Plan (the “2017 Plan”).

(2)	Includes options to purchase 100,000 shares which may be purchased under the 2007 Plan, balance represents restricted shares granted under the 2007 Plan and the 2017 Plan.
(3)	Includes 74,695 restricted shares granted under the 2007 Plan and 6,021 restricted shares granted under the 2017 Plan.
(4)	Restricted shares granted under the 2007 Plan and the 2017 Plan.
(5)	Restricted shares granted under the 2017 Plan.
(6)	Based on 13,537,856 shares outstanding as of December 31, 2019.

Distributions and Repurchases by the Company. The board of directors has declared and paid cash dividends on a quarterly basis. The following table shows the declaration dates and the amounts distributed per share for the years ended December 31, 2019 and 2018:

Record Date	Announce Date	Pay Date	Amount per Share ($)	Frequency
9/30/2019	8/6/2019	10/11/2019	0.10	Quarterly
6/30/2019	6/5/2019	7/12/2019	0.10	Quarterly
3/31/2019	3/18/2019	4/12/2019	0.09	Supplemental
3/31/2019	3/18/2019	4/15/2019	0.10	Quarterly
12/31/2018	11/13/2018	1/14/2019	0.10	Quarterly
9/30/2018	9/20/2018	10/15/2018	0.10	Quarterly
6/30/2018	6/19/2018	7/13/2018	0.10	Quarterly
3/31/2018	3/27/2018	4/16/2018	0.08	Supplemental
3/31/2018	3/27/2018	4/13/2018	0.10	Quarterly

Although we intend to continue to declare and pay quarterly dividends, no assurances can be made as to the amounts of any future payments. The declaration of any future dividends is within the discretion of the board of directors and will be dependent upon, among other things, our earnings, financial condition and capital requirements, as well as any other factors deemed relevant by the Board. Two principal factors in determining the amounts of distributions are (i) the Code requirement that a REIT distribute to stockholders at least 90% of its REIT taxable income, and (ii) the amount of available cash.

Pursuant to a prior self-tender offer made by the Company, on April 15, 2019, the Company purchased 37,910 Shares at a price of $8.50 per Share, for aggregate consideration of $322,235. On June 5, 2019, the Company redeemed 73,637 Shares pursuant to the SRP at a redemption price of $13.58 per share, for aggregate consideration of $999,990.46.

Pursuant to another prior self-tender offer made by the Company, on March 8, 2018, the Company purchased 5,000 shares at a price of $7.00 per Share, for aggregate consideration of $35,000. On June 5, 2018, the Company redeemed 77,399 Shares pursuant to the SRP at a redemption price of $12.92 per share, for aggregate consideration of $999,995.08.

Pursuant to the SRP, on December 5, 2017, the Company redeemed 79,681 Shares at a redemption price of $12.55 per Share, for aggregate consideration of $999,996.55.

During the past 60 days prior to February 13, 2020, no other transactions with respect to the Shares have been effectuated by the

Company or by any of its executive officers, directors, affiliates or subsidiaries.

Except as set forth above: (i) the Company does not, and to its knowledge, none of the persons listed above nor any of their affiliates, beneficially own or has a right to acquire any Shares or any other equity securities of the Company; (ii) the Company has not, and to its knowledge the persons or entities referred to in clause (i) above have not, effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; and (iii) the Company does not have, and to our knowledge the persons listed above do not have, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Additional Information. We are subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, file periodic reports and other information with the SEC. You may inspect such filings on the Internet website maintained by the SEC at www.sec.gov.

The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information about us to you by referring you to other documents that we file with the SEC. The information incorporated by reference is an important part of this Offer to Purchase, and is deemed to be part hereof except to the extent any such information is modified or superseded by information in this Offer to Purchase or in any other document expressly incorporated herein (whether specified below or in any amendment to the Schedule TO) that has a later date. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC on March 28, 2019;
•

our Quarterly Reports on Form 10-Q for the three months ended March 31, 2019, June 30, 2019 and September 30, 2019, as filed with the SEC on May 10, 2019, August 9, 2019 and November 8, 2019, respectively; and

•

our Current Reports on Form 8-K filed with the SEC on February 15, 2019, March 22, 2019, June 10, 2019, September 13, 2019, and October 2, 2019 (excluding any information furnished pursuant to Item 7.01 of any such Current Report on Form 8-K).

The information relating to us contained in this Offer to Purchase should be read together with the information in the documents incorporated by reference.

You can obtain any of the documents incorporated by reference in this document from us, or the from the SEC through the SEC’s website at the address www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document, at no cost, by requesting them in writing or by telephone from us at the following address or telephone number or at our website at www.gtjreit.com:

GTJ REIT Inc.

Investor Relations

60 Hempstead Avenue, Suite 718

West Hempstead, New York  11552

Telephone: (516) 693-5500

9.	Source and Amount of Funds.

The Company expects that approximately $5,000,000.00 would be required to purchase 425,531 Shares, if tendered, and approximately $60,000 of additional funds may be required to pay fees and expenses related to this Offer. The Company anticipates, to the extent available and allowed, to use a combination of its cash, liquid assets and, if necessary, borrowings under the Key Bank Credit Agreement (defined below) to fund the purchase of tendered Shares. Currently, there is sufficient capital from these sources necessary to complete the entire purchase. Accordingly, this Offer is not conditioned upon any financing arrangements.

Our available liquidity at September 30, 2019 was approximately $31.6 million, consisting of cash and cash equivalents and funds available from our Key Bank secured revolving credit facility discussed below.

On December 2, 2015, the Operating Partnership entered into a Credit Agreement (the “Key Bank Credit Agreement”) with Keybank National Association and Keybanc Capital Markets Inc., as lead arranger (collectively, “Key Bank”). The Key Bank Credit Agreement contemplated a $50.0 million revolving line of credit facility, with an initial term of two years, with a one-year extension option, subject to certain other customary conditions.

Loans drawn down by the Operating Partnership under the facility will need to specify, at the Operating Partnership’s option, whether they are base-rate loans or LIBOR-rate loans. The base-rate loans initially bore a base rate of interest calculated as the sum of (i) the greater of: (a) the fluctuating annual rate of interest announced from time to time by Key Bank as its “prime rate,” (b) 0.5% above the rate announced by the Federal Reserve Bank of Cleveland (or Federal Funds Effective Rate), or (c) LIBOR plus 100 basis points (bps); plus (ii) 200 to 250 basis points (bps), depending on the overall leverage of the properties. The LIBOR-rate loans initially bore interest at a rate of LIBOR rate plus 300 to 350 bps, depending upon the overall leverage of the properties. Each revolving credit loan under the facility will be evidenced by separate promissory note(s). The Operating Partnership agreed to pay to Key Bank a facility unused fee in the amount calculated as 0.30% for usage less than 50% and 0.20% for usage 50% or greater, calculated as a per diem rate, multiplied by the excess of the total commitment over the outstanding principal amount of the loans under the facility at the time of the calculation. Key Bank has the right to reduce the amount of loan commitments under the facility provided that, among other things, they give an advance written notice of such reductions and that in no event the total commitment under the facility is less than $25.0 million. The Operating Partnership may at its option convert any of the revolving credit loans into a revolving credit loan of another type which loan will then bear interest as a base-rate loan or a LIBOR-rate loan, subject to certain conversion conditions. In addition, Key Bank also agreed to extend, from time to time, as the Operating Partnership may request, upon an advance written notice, swing loans in the total amount not to exceed $5.0 million. Such loans, if and when extended, will also be evidenced by separate promissory note(s).

Due to the revolving nature of the facility, amounts prepaid under the facility may be borrowed again. The Key Bank Credit Agreement contemplates (i) mandatory prepayments by the Operating Partnership of any borrowings under the facility in excess of the total allowable commitment, among other events, and (ii) optional prepayments, without any penalty or premium, in whole or in part, subject to payments of any amounts due associated with the prepayment of LIBOR rate contracts.

The Operating Partnership’s obligations under the facility are secured by a first priority lien and security interest to be held by the agents for Key Bank, in certain of the property, rights and interests of the Operating Partnership, the Guarantors (as defined below) and their subsidiaries now existing and as may be acquired (collectively, the “Collateral”). The Company and each party to the Guaranty are collectively referred to as the “Guarantors.” The parties to the Key Bank Credit Agreement also entered into several side agreements, including, the Joinder Agreements, the Assignment of Interests, the Acknowledgments, the Mortgages, the Guaranty, and other agreements and instruments to facilitate the transactions contemplated under the Key Bank Credit Agreement. Such agreements contain terms and provisions that are customary for instruments of this nature.

The Operating Partnership’s continuing ability to borrow under the facility will be subject to its ongoing compliance with various affirmative and negative covenants, including, among others, with respect to liquidity, minimum occupancy, total indebtedness and minimum net worth. The Key Bank Credit Agreement contains events of default and remedies customary for loan transactions of this sort including, among others, those related to a default in the payment of principal or interest, a material inaccuracy of a representation or warranty, and a default with regard to performance of certain covenants. In addition, the Key Bank Credit Agreement also includes customary events of default (in certain cases subject to customary cure), in the event of which, amounts outstanding under the facility may be accelerated. The Key Bank Credit Agreement includes customary representations and warranties of the Operating Partnership which must continue to be true and correct in all material respects as a condition to future draws.

On July 27, 2017, the Operating Partnership increased its line of credit facility with Key Bank from $50.0 million to $88.0 million. The $38.0 million increase could only be used for the acquisition of certain properties specified in the second amendment to the Key Bank Credit Agreement (including earnest money deposits) and the payment of customary closing costs.  In addition, the maturity date under the Key Bank Credit Agreement was extended from December 1, 2017 to February 28, 2018, with an additional extension option to June 30, 2019, subject to the satisfaction of certain conditions.

On December 20, 2017, the Operating Partnership refinanced certain properties acquired with its secured line of credit facility with Key Bank. As of result, the secured line of credit facility with Key Bank was reduced to $50.5 million, with the excess over $50.0 million only available for the purchase of a specified property.

On February 27, 2018, the Operating Partnership increased its secured line of credit facility with Key Bank from $50.5 million to $55.0 million. In addition, the Operating Partnership exercised its option to extend the maturity date of the secured revolving line of credit facility with Key Bank to June 30, 2019.

On July 31, 2018, the Operating Partnership reduced its line of credit facility with Key Bank from $55.0 million to $50.0 million. In addition, the maturity date of the secured revolving credit facility with Key Bank was extended from June 30, 2019 to June 30, 2020 and the applicable margin for LIBOR-rate loans and base-rate loans applicable to the secured revolving credit facility with Key Bank was reduced by 50 bps. The base rate loans bore a base rate of interest calculated as the sum of (i) the greater of: (a) the fluctuating annual rate of interest announced from time to time by Key Bank as its “prime rate,” (b) 50 bps above the rate announced by the Federal Reserve Bank of Cleveland (or Federal Funds Effective Rate), or (c) LIBOR plus 100 bps; plus (ii) 150 to 200 bps, depending on the overall leverage of the properties. The LIBOR rate loans bore interest at a rate of LIBOR plus 250 to 300 bps, depending upon the overall leverage of the properties.

On September 11, 2019, the Operating Partnership entered into an amendment to the Key Bank Credit Agreement which reduced the applicable margin for LIBOR-rate loans and base-rate loans by 10 bps. The base-rate loans will bear a base rate of interest calculated as the sum of (i) the greater of: (a) the fluctuating annual rate of interest announced from time to time by Key Bank as its “prime rate,” (b) 50 bps above the rate announced by the Federal Reserve Bank of Cleveland (or Federal Funds Effective Rate), or (c) LIBOR plus 100 bps; plus (ii) 140 to 190 bps, depending on the overall leverage of the properties.  The LIBOR-rate loans will bear interest at a rate of LIBOR plus 240 to 290 bps, depending upon the overall leverage of the properties. In addition, the maturity date of the secured revolving credit facility with Key Bank was extended from June 30, 2020 to June 30, 2022.

The contemplated uses of proceeds under the Key Bank Credit Agreement include, among others, repayment of indebtedness, funding of acquisitions, development and capital improvements, as well as working capital expenditures. Outstanding borrowings under the secured revolving credit facility with Key Bank as of September 30, 2019 and December 31, 2018 were $40.0 million for both periods which are considered LIBOR-rate loans.

10.	Purpose of this Offer.

One of the Company’s key objectives is to continue to grow our asset base while providing enhanced liquidity for our stockholders. In determining whether to conduct the Offer and in evaluating the offer size for the Offer, our management and our board of directors considered many factors with this objective in mind, including our current liquidity profile, acquisition opportunities, the number of share redemption requests received under the SRP over the last couple of years and the fact that the SRP has been over-subscribed since inception so there is more demand for liquidity than we currently can meet.  The Offer is designed to provide limited liquidity to the Holders of our Shares.

The board also considered the potential accretion to earnings and to the Company’s net asset value at the price point compared to the risk-adjusted returns available from reinvesting in new assets. The board believes the repurchase of Shares at $11.75 per Share will be accretive to the Company and its remaining Holders.

Overall, we believe that the Offer is a prudent use of our financial resources given our business profile, capital structure, assets and the most recent Estimated NAV per Share. We further believe that investing in our own Shares at a price less than our current Estimated NAV per Share is a prudent use of our capital.

11.	Recommendation.

While our board of directors has unanimously approved the Offer, neither the Company, our board of directors, nor AST in its capacity as Depositary or Paying Agent for the Offer, makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make his or her own decision whether to tender Shares, and if so, how many Shares to tender. Stockholders are urged to evaluate carefully all information in the Offer, the Letter of Transmittal and the Schedule TO, including our most recent annual report on Form 10-K, quarterly reports on Form 10-Q, and our current reports on Form 8-K, which are incorporated herein by reference and can be found in the “Investor Relations” section of our website, www.gtjreit.com, and consult their own investment and tax advisors and make their own decisions whether to tender or refrain from tendering their shares.

Because each stockholder’s investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on our behalf as to whether stockholders should tender their Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained or incorporated by reference herein or in a Letter of Transmittal. If given or made, the recommendation and information and representations must not be relied on as having been authorized by us.

12.	Dividends; Recapitalization.

Subject to and effective upon acceptance for payment of and payment for Shares tendered, the Holder shall not be entitled to cash distributions made or declared with a record date after the Expiration Date or other benefits of any nature whatsoever distributable or allocable to such tendered Shares.

If, on or after February 13, 2020, the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares or issue or sell any additional Shares, shares of any other class or series of equity interest, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to the Company’s rights under Section 13, the Company may, in its sole discretion, make such adjustments in the purchase price and other terms of this Offer as the Company deems appropriate, including the number or type of securities to be purchased.

13.	Conditions of this Offer; Extension of the Tender Offer; Termination; Amendment.

Conditions.  This Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. Notwithstanding any other provision of this Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and we may terminate or amend this Offer or postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of this Offer), if at any time on or after the commencement of this Offer and before the Expiration Date any of the following events has occurred (or are determined by us, in our reasonable judgment, to have occurred) that, in our reasonable judgment, regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with this Offer or with the acceptance for payment for the Shares tendered in this Offer:

•

any threatened or pending action, suit or proceeding by any third-party including any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

o

challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of this Offer, the acquisition by us of some or all of the Shares contemplated to be acquired pursuant to this Offer or any other matter relating to this Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by this Offer;

o

in our reasonable judgment, could be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our ability to purchase some or all of the Shares tendered pursuant to this Offer;

o	makes our purchase of, or payment for, some or all of the Shares tendered pursuant to this Offer illegal, or otherwise restrict or prohibit consummation of this Offer; or
o	materially impairs the contemplated benefits to us of this Offer;

•

there has occurred any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects or the benefits to us of this Offer, including, but not limited to, the following:

o	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;
o	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;
o

the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States;

o

any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

o

a change in the tax law or regulations, the effect of which, in our reasonable judgment, would be to materially change the tax consequences of this Offer in any manner that would reasonably be expected to materially and adversely affect us; or

o	in the case of any of the foregoing existing at the time of the commencement of this Offer, a material acceleration or worsening thereof;

•

a tender or exchange offer for any or all Shares (other than this Offer and the MacKenzie Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or our subsidiaries, has been proposed, announced or commenced by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•	we learn that:
o

any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC);

o

any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of this Offer), beneficial ownership of an additional 2% or more of our outstanding Shares;

o

any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

o

any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities; or

o

any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to this Offer or us by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

▪	indicates that any approval or other action of any such court, agency or authority may be required in connection with this Offer or the purchase of Shares thereunder;
▪	could reasonably be expected to prohibit, restrict or delay consummation of this Offer; or
▪	otherwise could reasonably be expected to materially adversely affect our business or prospects, or the benefits to us of this Offer;

•

any change or changes have occurred in our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or future business prospects that, in our reasonable judgment, has a material adverse effect on our business or prospects, or the benefits to us of this Offer;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with this Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion; or

•	we shall have determined that the consummation of this Offer and the purchase of the tendered Shares may cause the Shares to become eligible for deregistration under the Exchange Act.

In addition, if completing this Offer on its current or amended terms, or at all, may cause us to fail to qualify for taxation as a REIT, we may terminate or amend this Offer or postpone the acceptance of Shares for payment.

If any of the conditions referred to above is not satisfied, we may:

•	terminate this Offer and return all tendered Shares to the tendering stockholders,

•	extend this Offer and, subject to withdrawal rights as set forth in Section 5, retain all of the Shares until the expiration of this Offer as so extended,

•

waive the condition and, subject to any requirement to extend the period of time during which this Offer is open, purchase all of the Shares validly tendered and not withdrawn prior to the Expiration Date, or

•	delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to this Offer.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Specifically, if a condition to this Offer is “triggered” and we proceed with this Offer anyway, this may amount to a waiver of the condition. Depending on the materiality of the waived condition and the number of days remaining in this Offer, we may be required to extend this Offer and circulate a new disclosure to stockholders.  We will promptly inform stockholders of how we intend to proceed in the event a condition to this Offer is triggered by events that occur prior to the expiration of this Offer.  Any determination by us concerning the events described above will be final and binding on all parties.

Extension of the Tender Offer; Termination; Amendment.  The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth under Conditions above shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which this Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. The Company also expressly reserves the right, in its sole discretion, upon the occurrence of any of the conditions specified under Conditions above, to terminate this Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares, by giving oral or written notice of termination or postponement to the Depositary and making a public announcement of termination or postponement. The Company’s reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth under Conditions above shall have occurred or shall be deemed by the Company to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in this Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in this Offer.

Amendments to this Offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 A.M., New York City Time, on the next business day after the previously scheduled Expiration Date. Any public announcement made under this Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change and in accordance with applicable law.

If the Company materially changes the terms of the tender offer or the information concerning the tender offer, the Company will extend this Offer to the extent required by the Exchange Act and certain related releases and interpretations of the SEC.

14.	Certain Legal Matters; Regulatory Approvals.

General. Except as set forth in this Section 14, the Company is not aware of any filings with, or approvals or other actions by, any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Shares by the Company pursuant to this Offer. Should any such approval or other action be required, the Company intends to seek such additional approval. While there is no present intent to delay the purchase of Shares tendered pursuant to this Offer pending receipt of any such additional approval or the taking of any such action,  there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company’s business, or that certain parts of the Company’s business might not have to be disposed of, or held separate, or other substantial conditions complied with, in order to obtain such approval or action, any of which could cause the Company to elect to terminate an Offer without purchasing Shares thereunder. The Company’s obligation to purchase and pay for Shares is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust. The Company does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Shares pursuant to this Offer.

Margin Requirements. The Shares are not “margin securities” under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to this Offer.

The foregoing discussion is not a complete statement of the state law or U.S. federal law and is qualified in its entirety by reference to the applicable state law and applicable U.S. federal law.

15.	Fees and Expenses.

American Stock Transfer & Trust Company, LLC, which is also our transfer agent, will act as our Depositary under an agreement that we have with them. The Depositary is otherwise unrelated to the Company. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith. The Company will pay all charges and expenses of the Depositary incurred in connection with this Offer. Neither the Company nor its affiliates will pay any fees or commissions to any broker or dealer or any other person (other than the Depositary) for soliciting tenders of Shares pursuant to this Offer.

16.	Miscellaneous.

This Offer is not being made to, nor will tenders be accepted from or on behalf of, Holders in any jurisdiction in which the making of this Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that this Offer be made by a licensed broker or dealer, this Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of the Company not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 13e-4 under the Exchange Act, furnishing certain additional information with respect to this Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in Section 8 of this Offer to Purchase.

GTJ REIT, Inc.

February 13, 2020

The Letter of Transmittal and any other required documents should be sent to the Depositary at the address set forth below:

The Depositary for this Offer is:

If delivering by hand, express mail, courier,

or other expedited service:

American Stock Transfer & Trust Co., LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

By mail: American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department P.O. BOX 2042 New York, NY 10272-2042

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact GTJ REIT, Inc. by phone at (516) 693-5500 or by mail at 60 Hempstead Avenue, Suite 718, West Hempstead, NY 11552; Attention: Stuart Blau.